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02005797 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

SEC FILE NUMBER
8- 52100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Glatfelter Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 Leader Heights Road
(No. and Street)

York	PA	17402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clements (717) 741-7409
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Anderson LLP
(Name — *if individual, state last, first, middle name*)

1869 Charter Lane, Suite 301	Lancaster	PA	17601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Clements, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glatfelter Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer/Treasurer

Title



Notary Public

Notarial Seal
Janet D. Smuck, Notary Public
York Twp., York County
My Commission Expires May 24, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder of
Glatfelter Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Glatfelter Financial Services, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Lancaster, PA
February 1, 2002


ANDERSEN

Glatfelter Financial Services, Inc.

Financial statements and supplementary schedules
As of December 31, 2001
Together with auditors' report


ANDERSEN

Report of independent public accountants

To the Shareholder of
Glatfelter Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Glatfelter Financial Services, Inc. as of December 31, 2001, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glatfelter Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Lancaster, Pennsylvania
February 1, 2002

Glatfelter Financial Services, Inc.

Table of contents

Statement of financial condition
As of December 31, 2001 1
Statement of income
For the year ended December 31, 2001 2
Statement of shareholder's equity
For the year ended December 31, 2001 3
Statement of cash flows
For the year ended December 31, 2001 4
Notes to financial statements
As of December 31, 2001 5

Supplementary schedules
Computation of net capital .... Schedule I
Exemptive provisions .... Schedule II

Glatfelter Financial Services, Inc.

Statement of financial condition
As of December 31, 2001

Assets		
Cash	$	124,420
Brokerage commissions receivable		15,808
Total assets	$	140,228
Liabilities		
Commissions payable	$	21,581
Income taxes payable		31,334
Payable to parent		15,818
Total liabilities		68,733
Shareholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		20,000
Retained earnings		51,495
Total shareholder's equity		71,495
Total liabilities and shareholder's equity	$	140,228

The accompanying notes are an integral part of this financial statement.

Glatfelter Financial Services, Inc.

Statement of income
For the year ended December 31, 2001

Brokerage commissions	$	87,013
Employee compensation and benefits		36,341
General and administrative expenses		2,632
Income before income tax		48,040
Income tax expense		19,504
Net income	$	28,536

The accompanying notes are an integral part of this financial statement.

Glatfelter Financial Services, Inc.

Statement of shareholder's equity
For the year ended December 31, 2001

	Common stock		Retained earnings	Total
	Shares	Amount		
Balance, December 31, 2000	1,000	$ 20,000	$ 22,959	$ 42,959
Net income	—	—	28,536	28,536
Balance, December 31, 2001	1,000	$ 20,000	$ 51,495	$ 71,495

The accompanying notes are an integral part of this financial statement.

Glatfelter Financial Services, Inc.

Statement of cash flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	28,536
Adjustment to reconcile net income to net cash provided by operating activities–		
Increase/decrease in:		
Brokerage commissions receivable		(5,102)
Commissions payable		(2,098)
Income taxes payable		15,643
Payable to parent		10,847
Net cash provided by operating activities		47,826
Cash, beginning of year		76,594
Cash, end of year	$	124,420

The accompanying notes are an integral part of this financial statement.

Glatfelter Financial Services, Inc.

Notes to financial statements
As of December 31, 2001

1. Formation and business:

Glatfelter Financial Services, Inc. (GFS) was incorporated in Pennsylvania and is a wholly-owned subsidiary of Arthur J. Glatfelter Agency, Inc. (the Parent). GFS serves as an introducing (fully disclosed) broker-dealer, registered, effective March 29, 2000, with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). GFS is currently licensed to do business in Pennsylvania, Maryland, and New Jersey.

2. Significant accounting policies:

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States for the securities brokerage industry.

Revenue recognition

GFS earns commissions on mutual fund and variable annuity transactions executed on behalf of its clients. GFS maintains its books and records on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is comprised of a demand deposit account held with a bank.

Income taxes

GFS is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if GFS filed on a separate return basis and the amount of current tax expense is payable to the Parent and is included in income taxes payable. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. As of December 31, 2001, there were no deferred tax assets or liabilities.

3. Net capital requirements:

As an introducing (fully disclosed) broker-dealer, GFS is subject to the uniform net capital rules of the Securities and Exchange Commission. Net capital pursuant to these rules was $71,495 at December 31, 2001 compared to the minimum required net capital of $5,000. The Company's net capital ratio was 0.96 to 1. A reconciliation of the computation of net capital to the unaudited report previously filed with the Securities and Exchange Commission as of December 31, 2001 is not necessary as no differences exist.

4. Income taxes:

GFS is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate Federal income tax return. GFS files its own state tax returns.

The components of the provision for income taxes consist of the following:

	2001
Current federal tax expense	$ 14,700
Current state tax expense	4,804
	$ 19,504

Taxes paid in 2001 totaled $3,861.

5. Related party transactions:

Under the terms of an Expense Agreement (Agreement), the Parent provides to GFS a number of services, including executive, financial, human resources, information technologies, licensing, legal, and certain personnel and benefit expenses. Under this Agreement the parent provides these services at no cost to GFS. The Parent has renewed this agreement through December 31, 2002. The value of the services provided by the Parent was approximately $297,000 in 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GLATFELTER FINANCIAL SERVICES, INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			71,495 [3480]
2.	Deduct ownership equity not allowable for Net Capital			0 [3490]
3.	Total ownership equity qualified for Net Capital			71,495 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			71,495 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			71,495 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GLATFELTER FINANCIAL SERVICES, INC. as of 12/31/01

B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			71,495 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,582 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	66,495 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	64,621 [3780]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GLATFELTER FINANCIAL SERVICES, INC. as of 12/31/01

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A. I. liabilities from Statement of Financial Condition		68,733 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts (List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		68,733 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19/line10)		% 96 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

GLATFELTER FINANCIAL SERVICES, INC.

SCHEDULE OF NONALLOWABLE ASSETS

DECEMBER 31, 2001

As of December 31, 2001, there were no nonallowable assets.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	GLATFELTER FINANCIAL SERVICES, INC.	as of 12/31/01

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(k)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)—Exempted by order of the Commission ☐ [4580]